UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trident Partners Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Crossways Park Drive
(No. and Street)

(City)	(State)	(Zip Code)
	NY	11797

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Cerini — 516-681-9100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
2727 Paces Ferry Rd SE Bldg	Atlanta	GA	30339

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Cerini _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trident Partners Ltd _____ , as of ____February 28,_____ , 20 20 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CATRINA ROGERS
Notary Public - State of Florida
Commission # GG 332501
My Comm. Expires May 26, 2023

_____
Notary Public

_____
Signature

FINOP
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Trident Partners, LTD.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trident Partners, LTD. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

March 2, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

TRIDENT PARTNERS, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

TRIDENT PARTNERS, LTD

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	51,035
Deposit with clearing broker		75,000
Due from clearing broker		205,929
Accounts receivable		11,753
Prepaid expenses		37,138
Right of use asset		156,064
	$	536,919

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	12,686
Commissions payable		123,114
Due to related party		25,095
Refundable deposit		25,000
Lease liability		156,064
		341,959

Stockholder's equity

Capital stock, no par, assigned value of $1,500; 200 shares authorized; 10 shares issued and outstanding		15,000
Paid-in capital		1,388,148
Retained earnings (deficit)		(1,208,188)
		194,960
	$	536,919

TRIDENT PARTNERS, LTD

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES

Commissions	$	3,006,627
Underwriting		564,091
Mutual fund fees		172,186
Interest		252,977
		3,995,881

EXPENSES

Commissions, compensation and benfits	3,178,848
Floor brokerage, exchange, and clearance fees	224,653
Technology and communications	194,159
Occupancy	129,881
Other expenses	254,105
	3,981,646

NET INCOME BEFORE INCOME TAXES		14,235
INCOME TAXES EXPENSE		-
NET INCOME	$	14,235

TRIDENT PARTNERS, LTD

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activites

Net income	$	14,235
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Due from clearing broker		(72,975)
Accounts receivable		(1,247)
Prepaid expenses		1,253
Right of use asset		(156,064)
Accounts payable and accrued expenses		(5,838)
Commissions payable		46,131
Due to related parties		22,364
Lease liability		156,064
Total Adjustments		(10,312)
Net cash provided by operating activities		3,923
NET CHANGE IN CASH AND CASH EQUIVALENTS		3,923
CASH AND CASH EQUIVALENTS - BEGINNING		47,112
CASH AND CASH EQUIVALENTS - END	$	51,035

TRIDENT PARTNERS, LTD

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	COMMON STOCK	PAID - IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 15,000	$ 1,388,148	$ (1,222,423)	$ 180,725
Net Income	-	-	14,235	14,235
Balance - end	$ 15,000	$ 1,388,148	$ (1,208,188)	$ 194,960

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Trident Partners, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

The Company's main office is located in Woodbury, New York and its customers are located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue from contracts with customers includes commission income and fees from underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Fee based revenue is recognized in accordance with these agreements.

Cash and Cash Equivalents

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balance at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Income Taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement amounts and the tax basis of assets and liabilities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2019, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker arises from the clearing agreement

5. INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$	11,200
Deferred income tax benefits		(11,200)
Income tax expense	$	-

Income tax expense differs from the statutory rate applied to the pre-tax loss due to nondeductible expenses. Deferred income taxes are recognized for temporary

differences between the basis of assets and liabilities for financial and income tax purposes. The difference at December 31, 2019 is primarily related to a net operating loss carryforward.

Significant components of deferred tax assets are as follows:

Deferred tax assets arising from net operating loss carryforward	$	159,000
Deferred tax valuation allowance		(159,000)
Net deferred tax asset	$	-

The Company utilized approximately $44,500 of net operating loss carryforwards from prior years.

As of December 31, 2019, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $634,000. The deferred tax asset arising from the net operating loss carryforward of approximately $159,000 at December 31, 2019 has been fully reserved as there is not a more than 50% chance that it will be realized.

6. 401(k) RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan covering substantially all employees. Eligible participants may make contributions to the plan up to amounts specified in the plan. The Company does not make contributions to the plan.

7. LEASES

The Company leases office space under a non-cancelable operating lease expiring in 2021. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 6% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease

liability (present value of the remaining lease payments). The Company recognizes lease cost on a straight line basis over the lease term.

Maturity of the lease liability under the noncancelable operating lease is as follows:

2020	$	103,593
2021		61,474
	$	165,067

Total undiscounted lease payments	$165,067
Less imputed interest	(9,003)
Total lease liability	$156,064

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the year ended December 31, 2019 was $129,881.

The Company adopted ASC842 on January 1, 2019 using the modified retrospective approach. Application of the standard did not impact beginning retained earnings of the Company.

8. CONTINGENCIES

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by regulatory organizations.

The Company has no litigation or arbitrations in progress at December 31, 2019.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $151,946, which was $51,946 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 122% as of December 31, 2019.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through the date of the independent registered account firm report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL

Stockholders' equity	$	194,960
Deductions and/or charges		
Accounts receivable		5,876
Prepaid expenses		37,138
Net capital before undue concentration and haircuts on securities positions		151,946
Haircuts and undue concentrations		0
NET CAPITAL	$	151,946
AGGREGATE INDEBTEDNESS	$	185,895
MINIMUM NET CAPITAL REQUIRED (6 2.3% OF AGGREGATE INDEBTEDNESS)	$	12,393
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	51,946
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		122%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There were no material differences with respect to the computation of
net capital calculated above and the Company's computation included
in Part IIA of Form X-17a-5, as amended, as of December 31, 2019.

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Trident Partners, LTD.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Trident Partners, LTD. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Trident Partners, LTD. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Trident Partners, LTD. stated that Trident Partners, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. Trident Partners, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trident Partners, LTD.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



181 Crossways Park Drive • Woodbury, New York 11797
516.681.9100 • 800.341.1990 • Fax 516.681.9891

Exemption Report

To the best of our knowledge and belief,

(1) Trident Partners, Ltd is exempt under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3;

(2) Trident Partners, Ltd met the identified exemption provisions in paragraph (k) (2) (ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Michelle Cerini - FINOP

2/13/19

Date

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Trident Partners, LTD.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Trident Partners, LTD. and the SIPC, solely to assist you and SIPC in evaluating Trident Partners, LTD.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Trident Partners, LTD.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Trident Partners, LTD.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Trident Partners, LTD. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC